

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 14, 2025

VIA EDGAR

Adam Klepack, Esq.
General Counsel
Jefferies Finance LLC
520 Madison Avenue, 12th Floor
New York, NY 10022

Re: Jefferies Credit Management LLC and Jefferies Credit Partners BDC Inc.
File No. 803-00279

Dear Mr. Klepack:

By Form APP-WD filed with the Securities and Exchange Commission on March 13, 2025, you requested the above-captioned application, filed on February 24, 2025, be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas Ahmadifar

Branch Chief
Chief Counsel's Office

cc: Ryan P. Brizek, Esq., Simpson Thacher & Bartlett LLP